Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-260109 and 333-260880

Prospectus Supplement No. 3 to Prospectus dated November 8, 2021

Stran & Company, Inc.

4,337,349 Units

Each Unit Consisting of One Share of Common Stock and One Warrant to Purchase One Share of Common Stock

This Prospectus Supplement No. 3 (“Prospectus Supplement No. 3”) relates to the Prospectus of Stran & Company, Inc., dated November 8, 2021 (the “Prospectus”), relating to the initial public offering of 4,337,349 units, each unit consisting of one share of common stock, par value $0.0001 per share, and a warrant to purchase one share of common stock.

This Prospectus Supplement No. 3 is being filed to include the information set forth above and in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission (the “SEC”) on December 10, 2021.

This Prospectus Supplement No. 3 should be read in conjunction with the Prospectus and Prospectus Supplement No. 1 filed with the SEC on November 26, 2021 and Prospectus Supplement No. 2 filed with the SEC on December 7, 2021 (the “Prior Supplements”) and is qualified by reference to the Prospectus and the Prior Supplements, except to the extent that the information in this Prospectus Supplement No. 3 supersedes the information contained in the Prospectus and the Prior Supplements, and may not be delivered without the Prospectus and the Prior Supplements.

Our common stock is traded under the symbol “STRN” and our warrants are traded under the symbol “STRNW,” both on the Nasdaq Capital Market. On December 9, 2021, the closing price of our common stock and warrants on the NASDAQ Capital Market was $5.31 and $1.11, respectively.

We are an “emerging growth company” under applicable federal securities laws and as such, we have elected to comply with certain reduced public company reporting requirements for the Prospectus and future filings.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 15 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 3 is December 10, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 8, 2021

STRAN & COMPANY, INC.
(Exact name of registrant as specified in its charter)

Nevada	001-41038	04-3297200
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2 Heritage Drive, Suite 600, Quincy, MA	02171
(Address of principal executive offices)	(Zip Code)

800-833-3309
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	STRN	The NASDAQ Stock Market LLC

Warrants, each warrant exercisable for one share of Common Stock at an exercise price of $5.1875	STRNW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On December 10, 2021, Stran & Company, Inc. (the “Company”) completed a private placement with several investors, wherein a total of 4,371,926 shares (the “Shares”) of the Company’s Common Stock, par value $0.0001 per share (the “Common Stock”) were issued at a purchase price of $4.97 per share, with each investor also receiving a warrant to purchase up to a number of shares of Common Stock equal to 125% of the number of shares of Common Stock purchased by such investor in the Offering, at an exercise price of $4.97 per share (the “Purchaser Warrants”), for a total purchase price of approximately $21.7 million (the “Offering”). The Purchaser Warrants are immediately exercisable on the date of issuance, expire five years from the date of issuance and have certain downward pricing adjustment mechanisms, including with respect to any subsequent equity sale that is deemed a dilutive issuance, in which case the warrants will be subject to a floor price of $4.80 per share before shareholder approval is obtained, and after shareholder approval is obtained, such floor price will be reduced to $1.00 per share, as set forth in the Purchaser Warrants.

The Offering raised net cash proceeds of approximately $19.8 million (after deducting the placement agent fee and expenses of the Offering). The Company intends to use the net cash proceeds from the Offering for acquisitions and partnerships, investments in technology and expanding corporate infrastructure, expansion of its sales team and marketing efforts and for general working capital and administrative purposes.

The Company engaged EF Hutton, division of Benchmark Investments, LLC (“EF Hutton”) as the Company’s placement agent for the Offering pursuant to a Placement Agency Agreement (the “PAA”) dated as of December 8, 2021. Pursuant to the PAA, the Company agreed to pay EF Hutton a cash placement fee equal to 8.0% of the gross proceeds of the Offering, an additional cash fee equal to 0.5% of the gross proceeds raised by the Company in the offering for non-accountable expenses, and also agreed to reimburse EF Hutton up to $100,000 for accountable expenses. In addition, EF Hutton’s designees received warrants to purchase an aggregate of 131,158 shares of Common Stock, which is equal to 3.0% of the total number of shares issued in the Offering, at an exercise price of $4.97 per share (the “Representative Warrants”).

In connection with the Offering, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with investors containing customary representations and warranties. The Company and investors also entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Company will be required to file a resale registration statement (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) to register for resale the Shares and the shares of Common Stock issuable upon exercise of the Purchaser Warrants and Representative Warrants, promptly following the Closing Date but in no event later than 15 calendar days after the effective date of the Registration Rights Agreement, and to have such Registration Statement declared effective by the Effectiveness Date (as defined in the Registration Rights Agreement). The Company will be obligated to pay certain liquidated damages to the investors if the Company fails to file the Registration Statement when required, fails to file or cause the Registration Statement to be declared effective by the SEC when required, or fails to maintain the effectiveness of the Registration Statement pursuant to the terms of the Registration Rights Agreement.

The representations, warranties and covenants contained in the Purchase Agreement and the Registration Rights Agreement were made solely for the benefit of the parties to the Purchase Agreement and may be subject to limitations agreed upon by the contracting parties. In addition, such representations, warranties and covenants (i) are intended as a way of allocating the risk between the parties to the Purchase Agreement and not as statements of fact, and (ii) may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. Accordingly, forms of the Purchase Agreement and the Registration Rights Agreement are filed with this report only to provide investors with information regarding the terms of transaction, and not to provide investors with any other factual information regarding the Company. Stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Purchase Agreement and the Registration Rights Agreement, which subsequent information may or may not be fully reflected in public disclosures.

The Offering was exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D of the Securities Act and in reliance on similar exemptions under applicable state laws. Each of the Purchasers represented that it is an accredited investor within the meaning of Rule 501(a) of Regulation D, and was acquiring the securities for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof. The securities were offered without any general solicitation by the Company or its representatives.

The foregoing description of each of the Purchase Agreement, PAA, Registration Rights Agreement, form of Purchaser Warrant and form of Representative Warrant is qualified in its entirety by reference to the forms of such documents which are filed hereto as Exhibits 10.1, 10.2, 10.3, 10.4, and 10.5 respectively.

Item 3.02	Unregistered Sales of Equity Securities.

The matters described in Section 1.01 of this Current Report on Form 8-K are incorporated herein by reference. In connection with the issuance of the securities described in Item 1.01, the Company relied upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder for transactions not involving a public offering.

Item 8.01	Other Events.

On December 8, 2021, the Company issued a press release announcing the pricing of the Offering. On December 10, 2021, the Company issued a press release announcing the closing of the Offering. The press releases, which are furnished in this report as Exhibits 99.1 and 99.2, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit
10.1	Form of Securities Purchase Agreement
10.2	Placement Agency Agreement dated December 8, 2021
10.3	Form of Registration Rights Agreement
10.4	Form of Purchaser Warrant
10.5	Form of Representative Warrant
99.1	Press Release dated December 8, 2021
99.2	Press Release dated December 10, 2021
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 13, 2021	STRAN & COMPANY, INC.

/s/ Andrew Shape
	Name:	Andrew Shape
	Title:	Chief Executive Officer

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